SECU 13025408 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13578

SEC MAIL PROCESSING SECTION RECEIVED JUL 2 4 2013 WASH. D.C. 193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/12 (MM/DD/YY) AND ENDING 05/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Church Finance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14615 Benfer Road
(No. and Street)

Houston (City) Texas (State) 77069 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Todd 281-893-1390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seidel, Schroeder & Company
(Name – *if individual, state last, first, middle name*)

304 East Blue Bell Road (Address) Brenham (City) Texas (State) 77833 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/29

CD 8/4/13

OATH OR AFFIRMATION

I, Joe Todd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Church Finance, Inc., as of May 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FRANK E. POE, III
Notary Public
STATE OF TEXAS
My Comm. Exp. December 12, 2016

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Security Church Finance, Inc.

Financial Statements

For the Years Ended May 31, 2013 and 2012

With

Independent Auditors' Report

TABLE OF CONTENTS

SEIDEL, SCHROEDER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Security Church Finance, Inc.
Houston, Texas

Report on the Financial Statements

We have audited the accompanying financial statements of Security Church Finance, Inc. which comprise the statements of financial condition of as of May 31, 2013 and 2012, and the related statements of income, stockholders' equity, and cash flows for the years then ended that are being filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

304 East Blue Bell Rd. • Brenham, Texas 77833 • 979/836-6131 • FAX 979/830-8131

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Church Finance, Inc. as of May 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Seidel, Schroeder & Company

Brenham, Texas
July 10, 2013

SECURITY CHURCH FINANCE, INC.
STATEMENTS OF FINANCIAL CONDITION
May 31, 2013 and 2012

ASSETS	2013	2012
CURRENT ASSETS:		
Cash and cash equivalents	$ 87,894	$ 78,519
Accounts receivable	6,261	7,261
Advances to agents and officers	5,156	316
TOTAL CURRENT ASSETS	99,311	86,096
PROPERTY AND EQUIPMENT		
Office furniture, fixtures and equipment	59,842	57,461
Less accumulated depreciation	(52,876)	(49,908)
TOTAL PROPERTY AND EQUIPMENT	6,966	7,553
Cash surrender value of officers' life insurance	45,278	44,554
Marketable securities	2,362	1,336
TOTAL OTHER ASSETS	47,640	45,890
TOTAL ASSETS	$ 153,917	$ 139,539

See accompanying notes to financial statements

SECURITY CHURCH FINANCE, INC.
STATEMENTS OF FINANCIAL CONDITION - Continued
May 31, 2013 and 2012

LIABILITIES AND STOCKHOLDERS' EQUITY	2013	2012
CURRENT LIABILITIES:		
Trade accounts payable	$ 1,005	$ 1,584
Amounts due churches and other liabilities	40,977	39,222
TOTAL CURRENT LIABILITIES	41,982	40,806
TOTAL LIABILITIES	41,982	40,806
STOCKHOLDERS' EQUITY:		
Preferred stock series A, $50 par and liquidation value, 2,000 shares authorized, issued and outstanding	100,000	100,000
Preferred stock series C, $50 par and liquidation value, 1,000 shares authorized, issued and outstanding	50,000	-
Common stock, $50 par value, 1,000 shares authorized, 400 shares issued and 160 shares outstanding	20,000	20,000
Additional paid-in capital	2,500	2,500
Retained earnings (deficit)	(8,978)	28,847
Accumulated other comprehensive loss	(1,587)	(2,614)
	161,935	148,733
Less treasury stock, 240 shares, at cost	50,000	50,000
TOTAL STOCKHOLDERS' EQUITY	111,935	98,733
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 153,917	$ 139,539

See accompanying notes to financial statements

SECURITY CHURCH FINANCE, INC.
INCOME STATEMENTS
FOR THE YEARS ENDED MAY 31, 2013 AND 2012

	2013	2012
REVENUES:		
Program fees	$ 288,777	$ 341,679
Brokerage commissions	560,862	409,748
Fiscal agent and service fees	108,288	106,396
	957,927	857,823
EXPENSES:		
Agent commissions	339,877	287,665
Salaries and benefits	535,840	427,154
Advertising, postage and printing	14,707	18,697
Rent, telephone, utilities, maintenance and supplies	41,283	34,885
General insurance, taxes and licenses	38,683	33,078
Travel and entertainment	5,675	14,907
Professional fees, dues and subscriptions	11,236	12,305
Depreciation	2,968	3,033
Outside services and other	6,590	631
Total Expenses	996,859	832,355
OPERATING INCOME (LOSS)	(38,932)	25,468
OTHER INCOME:		
Interest and other income	1,107	1,353
INCOME (LOSS) BEFORE FEDERAL INCOME TAX	(37,825)	26,821
Federal income tax expense	-	-
NET INCOME (LOSS)	(37,825)	26,821
OTHER COMPREHENSIVE INCOME NET OF TAX:		
Unrealized gain (loss) on marketable equity securities	1,027	(1,197)
COMPREHENSIVE INCOME (LOSS)	$ (36,798)	$ 25,624

See accompanying notes to financial statements

SECURITY CHURCH FINANCE, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MAY 31, 2013 AND 2012

	Preferred Stock						Common Stock		Additional			Other	
	Series A		Series B		Series C			Common	Paid-in	Retained	Treasury	Comprehensive	
	Shares	Stock	Shares	Stock	Shares	Stock	Shares	Stock	Capital	Earnings	Stock	Income (Loss)	Total
Balance at May 31, 2011	2,000	$ 100,000	-	$ -	-	$ -	160	$ 20,000	$ 2,500	$ 2,026	$ (50,000)	$ (1,417)	$ 73,109
Net income for the year										26,821			26,821
Unrealized holding loss												(1,197)	(1,197)
Balance at May 31, 2012	2,000	$ 100,000	-	$ -	-	$ -	160	$ 20,000	$ 2,500	$ 28,847	$ (50,000)	$ (2,614)	$ 98,733
Net loss for the year										(37,825)			(37,825)
Issuance of preferred stock					1,000	50,000							50,000
Unrealized holding gain												1,027	1,027
Balance at May 31, 2013	2,000	$ 100,000			1,000	$ 50,000	160	$ 20,000	$ 2,500	$ (8,978)	$ (50,000)	$ (1,587)	$ 111,935

See accompanying notes to financial statements

SECURITY CHURCH FINANCE, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (37,825)	$ 26,821
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	2,968	3,033
Changes in assets and liabilities:		
Accounts receivable	1,000	(3,436)
Advances to agents and officers	(4,840)	935
Cash value of life insurance	(724)	(809)
Trade accounts payable	(579)	(5,079)
Accrued expenses and other liabilities	1,755	(1,254)
Total adjustments	(420)	(6,610)
Net cash provided by (used in) operating activities	(38,245)	20,211
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets	(2,380)	(1,297)
Net cash used in investing activities	(2,380)	(1,297)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of Series C Preferred Stock	50,000	-
Net cash provided by (used in) financing activities	50,000	-
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	9,375	18,914
CASH AND EQUIVALENTS, BEGINNING OF YEAR	78,519	59,605
CASH AND EQUIVALENTS, END OF YEAR	$ 87,894	$ 78,519

See accompanying notes to financial statements

Note 1 – Summary of Significant Accounting Policies

(a) Organization and description of business

Security Church Finance, Inc. ("SCF" or "the Company") is a fully-disclosed broker-dealer engaged in the brokerage of mortgage bonds. SCF was organized in 1962 to serve churches throughout the United States as a licensed broker/dealer and as an agent in the preparation of mortgage bond issues. The Company's headquarters are located in Houston, Texas.

The Company is registered with the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC"), and the Securities Investor Protection Corporation ("SIPC").

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles and with generally accepted accounting practices within the broker dealer industry. The following is a description of the more significant accounting policies.

(b) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the financial statements and accompanying notes. Management considers many factors in selecting appropriate operational and financial accounting policies and controls, and in developing the assumptions that are used in the preparation of these financial statements. Management attempts to use its business and financial accounting judgment in selecting the most appropriate estimate, however, actual amounts could and will differ from those estimates.

(c) Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value. The Company's deposits held with financial institutions were entirely covered under the Federal Deposit Insurance Corporation (FDIC) as of May 31, 2013 and 2012.

Note 1 – Summary of Significant Accounting Policies, cont.

(d) Accounts receivable

The Company carries its accounts receivable at cost. On a periodic basis, the Company evaluates its accounts receivable and has not established an allowance for doubtful accounts, based on its history of past write-offs and collections and current credit conditions. Accounts are written off as uncollectible at the time management determines that collection is unlikely.

(e) Property, plant, and equipment

Property and equipment are stated at cost. Depreciation is computed by using the straight-line method at rates based on the estimated useful lives of the various classes of property. Expenditures for maintenance and repairs are expensed as incurred and significant major improvements or additions are capitalized.

(f) Cash surrender value of officers' life insurance

As of May 31, 2013, the Company was the owner of life insurance policies of one of its officers. The cash value of the Company's officers' life insurance contract is recorded on the Company's balance sheet at the cash surrender value of the policy as of the balance sheet date. The cash surrender values relative to the policies in place at May 31, 2013 and 2012 was $45,278 and $44,554, respectively.

(g) Provision for income taxes

The provision for income taxes includes federal income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities due to differences in tax versus financial statement depreciation and the accrual and cash basis. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with generally accepted accounting principles in the United States, which require the Company to assess the likelihood that tax positions (based on their technical merit) will be sustained upon examination based on the facts, circumstances and information available

Note 1 – Summary of Significant Accounting Policies, cont.

at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(h) Revenue recognition

The Company provides professional and technical services in preparing bond issues. Typically, the Company's client, a church, pays the company a consulting fee which is recognized as revenue when received, for services provided at that time. The remaining fees are generally collected and recognized over time as revenue when bond proceeds are received by the third party escrow agent and when all escrow requirements are met.

(i) Marketable securities

The Company categorizes marketable securities as available-for-sale securities. Unrealized marketable securities gains and temporary losses are reflected as a net amount under the caption of accumulated other comprehensive income within the statement of stockholders' equity. Realized gains and losses are recorded within the statement of income. For the purpose of computing realized gains and losses, cost is identified on a specific identification basis.

(j) Fair value of financial instruments

The carrying value of the Company's financial instruments including cash and cash equivalents, cash surrender value of life insurance policy, accounts receivable and payables approximates their fair values.

(k) Credit risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party.

Note 2 - Stockholders' Equity

The Company has four classes of stock as follows:

Common stock which has a par value of $50.00 per share, each share is entitled to one vote and dividends are declared at the discretion of The Board of Directors.

Preferred stock "Series A" shareholders are entitled to receive preferential and cumulative quarterly dividends at an annual rate of $5.00 per share, when such dividends are declared at the discretion of the Board of Directors. Redemption of preferred stock is at the option of the Company at a price of $50.00 per share. Upon voluntary or involuntary liquidation of the Company, the preferred shares have a liquidation preference of $50.00 per share.

Preferred stock "Series B" shareholders are entitled to receive preferential and cumulative quarterly dividends at an annual rate of $7.00 per share, when such dividends are declared at the discretion of the Board of Directors. Redemption of preferred stock is at the option of the Company at a price of $50.00 per share (unless redeemed within six months of issuance at a price of $55.00 per share). Upon voluntary or involuntary liquidation of the Company, the preferred shares have a liquidation preference of $50.00 per share.

Preferred stock "Series C" shareholders are entitled to receive preferential and cumulative quarterly dividends at an annual rate of $5.00 per share, when such dividends are declared at the discretion of the Board of Directors. Redemption of preferred stock is at the option of the Company at a price of $50.00 per share (unless redeemed within six months of issuance at a price of $55.00 per share). Upon voluntary or involuntary liquidation of the Company, the preferred shares have a liquidation preference of $50.00 per share, plus all accrued and unpaid preferred dividends. In April 2013 the Company issued 1,000 shares of "Series C" preferred stock.

Note 3 – Commitments and Contingencies

On June 30, 2008, the Company entered into a lease with a third-party to lease office space for $1,500 per month. The lease continues indefinitely until Lessor or Lessee gives three months' notice to the other party. Rental expense under this lease was $18,000 for each of the years ended May 31, 2013 and 2012. For the year ended May 31, 2012 additional rental expense of $1,710 was incurred for temporary space on a month to month basis.

Note 4 - Employee Benefit Plan

The Company has a simple IRA plan, which covers substantially all employees of the Company. Total expense recognized under the plan during the years ended May 31, 2013 and 2012 was $1,260 and $1,260, respectively. Employees of the Company also participate in a noncontributory profit sharing plan covering substantially all employees. The Company made no contributions to the plan during the years presented.

Note 5 - Income Taxes

As of May 31, 2013 and 2012, no provision has been made in the accompanying financial statements for income tax expense as a result of net operating loss ("NOL") carryforwards from previous years of losses. For May 31, 2013 there was a loss in the amount of $35,817. For May 31, 2012 there was taxable income $17,804 which, was offset by an NOL of the same amount resulting in zero taxable income for federal income tax purposes for the year ending May 31, 2012.

As of May 31, 2013, the Company estimated the remaining available NOL carryforwards to be approximately $244,364 and the Company's total deferred tax assets relating to the carryforwards amounted to approximately $61,091, which will begin to expire in May 2026. At May 31, 2012 deferred tax assets attributed to NOL carryforwards amounted to $52,137. As of May 31, 2013 and 2012, the Company estimated deferred tax assets from other timing differences to be $9,250 and $8,706 respectively. The Company has a valuation allowance for the full assessment of the deferred tax assets, at May 31, 2013 and 2012, as management does not believe it is more likely than not that the valuation of the asset is recoverable.

The Company's federal income tax returns have not been audited by the Internal Revenue Service and the Company has not been notified of any pending federal or state income tax audits, and is not aware of any income tax controversies that are likely to occur with any taxing authority. Tax returns for the years ending May 31, 2010 and later are open to examination.

Note 6 – Marketable Securities

Fair value of the available-for-sale marketable equity security is measured on a recurring basis, using quoted prices in active markets for identical assets (Level 1), at May 31, 2013 and 2012. The aggregate fair value as of May 31, 2013 and 2012 were $2,362 and $1,336

Note 6 – Marketable Securities, cont.

respectively. The total gain on securities held for the year ended May 31, 2013 was $1,027 and the total gain on securities held for the year ended May 31, 2012 was $1,197.

Note 7 – Amounts Due Churches

A contingent liability is recognized for $38,438 and $38,438 at May 31, 2013 and 2012, respectively. The contingency relates to refundable deposits received from churches to initiate the prospectus and fact finding process for prospective bond issues. If the church decides not to proceed with the bond issue, the refundable deposit is returned to the church less cost incurred to date. Beginning in the 2010 fiscal year the Company's contracts with churches specifies that the deposits are non-refundable.

Note 8 - Regulatory requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2013 the Company was in compliance with both requirements.

Note 9 – Subsequent Events

Management of the Company has evaluated subsequent events through July 10, 2013, the date the financial statements were available to be issued. No additional disclosures or modifications were deemed necessary.

SECURITY CHURCH FINANCE, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Schedule I
May 31, 2013

NET CAPITAL		
Total Stockholders' equity	$	111,935
Deductions		
A. Non-allowable assets		
Accounts receivable		(6,261)
Advances to agents and officers		(5,156)
Furniture and equipment, net		(6,966)
B. Haircuts on securities		(354)
Net Capital	$	93,198
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	93,198

See accompanying notes to financial statements

SECURITY CHURCH FINANCE, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Schedule II
May 31, 2013

Security Church Finance, Inc. is exempt from the above requirements under rule 15c3-3(k)(2)(ii) because the Company is a fully disclosed broker-dealer and does not hold customer securities or funds.

SECURITY CHURCH FINANCE, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Schedule III
May 31, 2013

Security Church Finance, Inc. is exempt from the above requirements under rule 15c3-3(k)(2)(ii) because the Company is a fully disclosed broker-dealer and does not hold customer securities or funds.

SEIDEL, SCHROEDER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS ADVISORS

July 10, 2013

The Board of Directors
Security Church Finance, Inc.

In planning and performing our audit of the financial statements of Security Church Finance, Inc. for the year ended May 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures that are appropriate in the circumstances, for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

304 East Blue Bell Rd. • Brenham, Texas 77833 • 979/836-6131 • FAX 979/830-8131

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be material weaknesses or significant deficiencies, and, therefore, material weaknesses or significant deficiencies may exist that were not identified. However, as discussed below, we identified a certain deficiency in internal control that we consider to be a significant deficiency.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

We believe that the following deficiency constitutes a significant deficiency.

Segregation of Duties

In connection with the audit, we identified that one of the shareholders performs most of the accounting functions including accounts payable, cash disbursements, preparing and posting cash receipts, journal entries, bank reconciliations, and general ledger maintenance. The limited segregation of the initiation, authorization and recording of transactions creates the potential for misstatements. The risk associated with cash receipts is mitigated by the fact that almost all significant amounts of cash are wired into the company's bank account directly from the trust company. The following compensating controls exist:

- The President of the Company reviews the monthly financial statements, including balance sheet, income statement and calculation of net capital. Additionally, he has real time access to all banking transactions through the online banking website, where he routinely reviews current activity, as well as cleared checks.

- The President must also sign all payroll and expense checks of the shareholder performing the accounting functions.
- The President reviews all invoices $500.00 and above and signs them prior to payment.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

SEIDEL, SCHROEDER & COMPANY

By: ______________________
Michele Kohring Kwiatkowski, CPA

SEIDEL, SCHROEDER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors
Security Church Finance, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from June 1, 2012 to May 31, 2013, which were agreed to by Security Church Finance, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Security Church Finance, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7.) Security Church Finance, Inc.'s management is responsible for the Security Church Finance, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (examined canceled checks where such had cleared the bank; otherwise examined check stub) noting no differences;

2. Compared the amounts reported on the Form X-17A-5's for the period June 1, 2012 to May 31, 2013, with the amounts reported in Form SIPC-7 for the period from June 1, 2012 to May 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (client income/expense summary by month for deductions) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences; and

304 East Blue Bell Rd. • Brenham, Texas 77833 • 979/836-6131 • FAX 979/830-8131

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed (not applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Seidel, Schroeder & Company

July 10, 2013